Exhibit 8.1

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	Percentage of each Class of Shares owned/controlled by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	100%
NXT Aero Canada, Inc.	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	100%
NXT Energy Canada, Inc.	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	100%